October 07, 2016

Via EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Long:

Re:	Genesys Industries, Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 31, 2016
File No. 333-213387

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: There have been no written communications as defined in Rule 405 under the Securities Act provided to potential investors by the Company or anyone authorized to do so on its behalf. There has been no authorized research reports published or distributed by the company or by any broker dealer as defined by section 105(a) of the Jumpstart Our Business Startups Act. There are no brokers or dealers participating in our offering.

2.	It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

•	You state in your disclosure that you are a development stage company;
•	Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
•	Since formation, you have not generated any revenues and you have limited assets;
•	You are issuing penny stock; and
•	You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Genesys Industries, Inc. is not a blank check company.

RESPONSE: The Company does not fall within the definition of a blank check company as defined in Rule 419 under the Securities Act of 1933, as amended (the "Securities Act"). Rule 419 (a)(2) of the Securities Act defines a blank check company as a company that:

(i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) is issuing "penny stock," as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934.

The Company will be issuing penny stock and has made disclosures to that effect throughout the Registration Statement, and the Company is a development stage company. However, the Company has no plans to merge with an unidentified party and has a very specific business plan which is the design and manufacturing of uPVC, Fiberglass and Extruded Aluminum Windows and Doors including Fenestration hardware. The Company cannot be characterized as a company without a specific business plan or a company whose business plan is to engage in a merger or acquisition with unidentified parties.

In order to be classified as a blank check company, a company must meet the criteria of BOTH subparagraphs (i) and (ii) of Rule 419(a)(2). Because the Company is not a company without a specific business plan and is not a company whose business plan is to engage in a merger or acquisition with unidentified parties as provided by subparagraph (i), the Company cannot be categorized as a blank check company as defined in Rule 419(a)(2).

The Company is not a blank check company as defined by Rule 419 under the Securities Act of 1933 for the following reasons: (1) the Company has a very specific business plan; and (2) the Company has just recently recorded its first sale and revenues.

3.	Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

RESPONSE: There are no companies for which our sole officer and director have acted as a promoter. From the period starting in 2009 to 2011, Ms. Vibhakar was previously officer and director of Lyons Liquors, Inc. In 2011, she resigned all her positions as officer and director and majority shareholder. After her resignation she is not aware of any specifics on the company. Based on public filings the company may not be viable and may no longer be actively reporting with the Commission. There is no current or previous relationship of any kind between current and past officers and directors of any companies.

4.	We note that your counsel, Faiyaz Dean, has been involved in the initial filings of several development stage and shell companies. It appears Mr. Dean should be identified as a promoter, as that term is defined in Rule 405 of Regulation C. Please revise your disclosure to identify Mr. Dean as a promoter of the company and include the information required by Items 401 and 404(c) of Regulation S-K or provide us with an analysis regarding why Mr. Dean should not be considered a promoter.

RESPONSE: Mr. Dean is not a promoter of the Company. Rule 405 of Regulation C defines a promoter as:

(1) The term promoter includes:

(i) Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii) Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

Mr. Dean’s involvement with the Company does not fall within either Section 1(i) or (1)(ii) above. Mr. Dean did not have any involvement, directly or indirectly with the founding or organizing of the Company. Furthermore, Mr. Dean did not receive, directly or indirectly, any shares or proceeds from the sale of shares. His involvement with the Company is strictly related to assisting with the Form S-1 registration statement as well as other general corporate and securities legal services.

5.	Please revise your prospectus to include a back cover that includes the dealer prospectus delivery obligation. See Item 2 of Form S-1 and Item 502 of Regulation S-K.

RESPONSE: We have included the dealer prospectus delivery obligation.

6.	Please revise the prospectus cover page to state that you are currently a shell company.

RESPONSE: The Company has revised the cover page to disclose that it is a shell company as defined in Securities Act Rule 405 of Regulation C. Furthermore the Company has added the following disclosure of being a shell company.

PROSPECTUS SUMMARY - MAIN COVER PAGE DISCLOSURE:

As we have a limited operating history and limited revenues and assets we are deemed a “shell company,” as defined in Securities Act Rule 405 of Regulation C. We expect that we will continue to be deemed a “shell company” until we have more operations and have substantial revenues and assets at which time we would file a Form 8-K to announce such change in status. We anticipate that if we receive $50,000 to $300,000 from this offering we should have enough money to pursue our business that it will be sufficient to cause us to not be deemed a “shell company”. We cannot provide any guarantee or assurance, however, that in the event we raise $50,000 to $300,000 from this offering we will have enough money to engage in meaningful operations. During the time that we are a “shell company”, holders of our restricted securities will not be able to rely on Rule 144 in connection with the sale of those restricted securities.

RISK FACTORS DISCLOSURE:

BECAUSE WE ARE A “SHELL COMPANY”, THE HOLDERS OF OUR RESTRICTED SECURITIES WILL NOT BE ABLE TO SELL THEIR SECURITIES IN RELIANCE ON RULE 144, UNTIL WE CEASE BEING A “SHELL COMPANY”.

We are deemed a “shell company” as defined in Securities Act Rule 405 of Regulation C. Specifically, because of the nature and amount of our assets, our limited operations history and limited revenues pursuant to applicable federal rules, we are considered a “shell company”. Applicable provisions of Rule 144 specify that during that time that we are a “shell company” holders of our restricted securities cannot sell those securities in reliance on Rule 144. Another important factor to be considered while being deemed a “shell company” is that we cannot file registration statements under Section 5 of the Securities Act using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan. For us, to cease being a “shell company”, we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. The classification of being deemed a “shell company” may adversely affect our ability to attract funding. No assurance can be given that such funding will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain any financing if or when it is needed on terms we deem acceptable due to being deemed a “shell company”. Any additional financing may not be available to us, or if available, may not be on terms favorable to us due to being deemed a “shell company”. Without additional funding, there is no assurance that we will be successful in executing our business plan or that, even if we successfully implement our business plan, we will ever generate revenues or profits, which would make it very difficult to break free from being deemed a “shell company”.

7.	Please include the date and registration statement number on the cover.

RESPONSE: The Company has revised the cover page to reflect the registration number and date.

Summary Financial Information, page 10

8.	The header to your table indicates that the statement of operations data is for the period from December 9, 2014 (inception) to June 30, 2016. Please correct the header to indicate that the statement of operations data is for the year ended June 30, 2016. Please also delete the term “audited” since the table is not covered by the audit report.

RESPONSE: The Company has revised the header to indicate the statement of operations data is for the year ended June 30, 2016. The term “audited” has been removed from the table.

Risk Factors, page 10

General

9.	Please significantly revise this section to include only the most significant factors that make your offering speculative or risky. See Item 503(c) of Regulation S-K.

RESPONSE: The Company has revised the general risk factors by eliminating and only retaining the most significant risk factors that make the offering risky and speculative.

10.	Please include a risk factor stating that investors cannot withdraw funds once invested in this offering, and that there are no provisions for escrow arrangements, including a discussion of the associated risks and consequences. Please also disclose that your Chief Executive Officer does not have any prior experience conducting best efforts offerings, if applicable, along with the associated risks.

RESPONSE: We have added the appropriate risk factors associated with Ms. Vibhakar’s lack of experience and lack of escrow.

Our lack of revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance, page 10

11.	You disclose that from December 9, 2014 (inception) through June 30, 2016, you incurred a loss of $8,516. Your financial statements indicate that you incurred a net loss of $8,516 for the year ended June 30, 2016 and a net loss of $1,103 for the period from December 9, 2014 (inception) through June 30, 2015. Please correct your disclosures here and on page 38.

RESPONSE: The Company has revised the disclosures in both sections.

We depend heavily on key personnel, and turnover of key senior . . ., page 13

12.	Please revise this risk factor to delete references to an existing management team. In this regard, we note your disclosure throughout your registration statement that Shefali Vibhakar is the sole employee, officer, and director of Genesys Industries, Inc.

RESPONSE: The Company has eliminated this specific disclosure in its entirety as part of the earlier revision in Comment No. 9.

Inadequacy of Funds, page 13

13.	Please revise this risk factor to address how many months you will be able to satisfy operating requirements if only 25%, 50% or 75% of the shares are sold.

RESPONSE: The Company has revised the risk factor to address anticipated requirements and length of time to satisfy such requirements.

The nature of our business exposes us to product liability and warranty claims . . ., page 18

14.	Please expand your disclosure to describe in more detail the product liability and product warranty claims that you reference. See Item 11(c) of Form S-1 and Item 103 of Regulation S-K.

RESPONSE: The Company has revised this disclosure to address future intentions of manufacturing products as the company currently does not manufacture any products. Specifically we have addressed warranty claims and product liability based on defect in detail in this section.

We are subject to potential exposure to environmental liabilities . . ., page 18

15.	Please provide disclosure regarding the facilities you reference in this risk factor. See Item 11(b) of Form S-1 and Item 402 of Regulation S-K.

RESPONSE: The Company has revised the disclosure to provide possible future exposure since the company does not own or lease a manufacturing facility at this time. This disclosure is important because in manufacturing processes that we intend to undertake, the scrap materials from PVC resins and metals should be recycled in a proper way. Also, if we lease a facility that may have been exposed previously by contaminants thus this disclosure.

There is substantial doubt about our ability to continue, as a going concern, . . ., page 18

16.	We note that this risk and the first risk factor on page 11 cover the same risk. Please revise your disclosure to include one risk factor that covers the risk associated with Genesys Industries, Inc.” ability to continue as a going concern.

RESPONSE: We have revised this risk disclosure.

Although we have not yet generated any significant revenues, general economic . . ., page 21

17.	We note your disclosure in this risk factor that you have not generated "significant revenues." Please reconcile such disclosure with your disclosure elsewhere in your registration statement that you have not generated any revenue.

RESPONSE: The Company has revised this disclosure.

We are subject to compliance with securities laws . . ., page 28

There is no current established trading market for our securities . . ., page 29

Because we do not intend to pay any cash dividends on our common stock . . ., page 29

Opt-in right for emerging growth company, page 29

18.	It appears that you have included these risk factors on page 27 of your registration statement. Please revise accordingly.

RESPONSE: We have removed these risk factors.

Use of Proceeds, page 29

19.	Please enhance your disclosures to clarify how you actually intend to use the net offering proceeds based on each offering scenario you present.

RESPONSE: We have revised this disclosure. The net offering proceeds for any and all scenarios would be proportionately used towards general corporate use specifically as outlined in the disclosure as for general, sales and administrative expenses, including legal and accounting fees and administrative support expenses incurred in connection with our reporting obligations with the SEC. The company will have broad discretion in the application of net proceeds from this offering.

Dilution, page 31

20.	It is not clear to us if, or how, your current disclosures consider the impact of offering expenses or the dilutive impact of outstanding convertible preferred stock. Please clarify or revise.

RESPONSE: We have revised the dilution table to reflect the offering costs. The dilution table and computations do not reflect preferred stock because preferred stock is another class of stock that is not registered in this offering. The optional conversion rights permit the holder to elect to convert its shares of preferred stock into shares of common stock at a future date. At this time there is no intention to effectuate a conversion of such shares thus they cannot be used as part of any calculation for dilution. Our founder does not intend to convert her shares in the near future. We do not anticipate paying any cash dividends on our preferred stock in the foreseeable future. Florida law does not require stockholder approval for any issuance of authorized shares. These additional class of shares may be used for a variety of corporate purposes. One of the effects of the existence of convertible preferred stock may be to make it more difficult or discourage an attempt to obtain control of our board by means of a merger, tender offer, hostile takeover, proxy contest or otherwise, and thereby protect the continuity of our management during the early stages of the company’s development.

Plan of Distribution, page 32

21.	Please describe the material terms of the subscription agreement. See Item 508(c) of Regulation S-K.

RESPONSE: We have included the requested information.

Business Operations, page 38

22.	Please clearly disclose your intended operations versus your current operations. Your disclosures on page seven indicate that your current operations have been limited to identifying prospective customers, developing and implementing a marketing plan and developing a corporate website. However, there are numerous inconsistencies regarding the status of your current operations. For example, there are disclosures that you have begun manufacturing and have products in the market. Please clearly state the status of your products and disclose, if true, that you have not sold any products to date nor have you manufactured any products. Please also revise your risk factors accordingly. We note references in your risk factors to providing credit to customers, typical order agreements that you enter into, you competing against many established manufactures, your reliance upon regular deliveries of raw materials and the increasing quality requirements of customers.

RESPONSE: We have revised this section throughout to clarify our intentions and future plans.

23.	Please ensure that your disclosures here and in MD&A adequately distinguish between your current operations and your intended operations. Please also explain the resources you will require to produce the products you intend to sell, including the anticipated cost and timeframe for obtaining those resources.

RESPONSE: We have revised this section to indicate intention versus actual operations. We added details to timelines, resources, costs and particulars for operations.

24.	Please revise your disclosure to include a discussion of the prospective raw materials you anticipate using in your manufacturing processes and the prospective availability of such materials. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: We have inserted a new section named Raw Materials detailing the source of supply, deliveries, commercial nature and particulars to Raw Materials and Production.

Properties, page 41

25.	Please revise your disclosure to state, if true, that Ms. Vibhakar is providing you your office space referenced. Please revise your disclosure to state, if true, that your office is located in Ms. Vibhakar"s personal residence. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission"s website. Please file as an exhibit to the registration statement a written description of your oral agreement with the person providing you the office space.

RESPONSE: We have revised with more details.

26.	We note that your Articles of Incorporation indicate that your principal executive office is 161 1 12th Street East, Suite A, Palmetto, Florida 34221, which is different than the address set forth in your registration statement. Please advise.

RESPONSE: At the time of incorporation around 2 years ago, the incorporator used this address for initial filings. Since this time we have moved to our new address which is disclosed throughout this registration statement.

27.	We note that your properties consist solely of a leased office and that you only have one employee. You do not appear to have any manufacturing facilities. Please indicate whether you produce your products internally or whether they are manufactured by a third party. If they are produced by a third party, please disclose this, file any material contracts, and revise your risk factors appropriately. To the extent that you have not begun manufacturing, then please revise your disclosures accordingly.

RESPONSE: We have revised the risk disclosure accordingly to show our intentions to produce and become a manufacturing company with products. At the time of this registration statement filing we didn’t produce any product. There are no material contracts to be filed.

Directors, Executive Officers, Promoters, and Control Persons, page 42

Executive Compensation, page 43

28.	We note your disclosure that there is no accrued compensation owed to Ms. Vibhakar. Please clarify whether there are any circumstances under which your sole officer/director could be paid from the proceeds of this offering.

RESPONSE: We have included disclosure in the registration statement that Ms. Vibhakar will not receive any finder fees or sales commission will not be paid for common shares sold by her.

Security Ownership Table, page 43

29.	We note that you have two classes of voting securities - common stock and preferred stock. Please revise the beneficial ownership table to provide beneficial ownership information for each class of voting securities. Refer to Item 403 of Regulation S-K.

RESPONSE: We have revised the beneficial ownership table to reflect the changes.

Certain Relationships and Related Transactions, page 44

Advances from related parties, page 44

30.	Please expand your disclosure in this section to include the disclosure under Note 6 – Related Party Transactions.

RESPONSE: We have made the requested disclosure.

31.	Please file as an exhibit with your next amendment to this registration statement a copy of the agreements evidencing the loans between your sole director and the company. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. Please do the same with any agreements for future funding from related parties. Please see Regulation S-K C&DI 146.04, available on our website.

RESPONSE: There is no agreement for the repayment of advances to the Company, written or oral.

Interest of Named Experts, page 44

32.	Please appropriately refer to your financial statements as being as of June 30, 2016 and June 30, 2015 and for the year ended June 30, 2016 and the period from December 9, 2014 (inception) through June 30, 2015.

RESPONSE: We have revised and changed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

33.	You disclose that your current assets and working capital deficit as of June 30, 2016 were $1,231 and $(9,619), respectively; however, based on your balance sheet, it appears that your current assets and working capital deficit as of June 30, 2016 were actually $100 and $(10,650), respectively. Please revise.

RESPONSE: We have revised.

34.	We note that you expect to incur a negative cash flow per month in the amount of $(1,500), offset by revenue of $0 per month. You disclose that you expect your available cash to last for only nine months of operations unless you are able to obtain additional revenue or additional cash from the sale of your debt or equity securities. Given your cash balance of $100 as of June 30, 2016 and your estimated negative cash flow per month of $(1,500), please clarify how you expect your available cash to last nine months. Please also clarify or correct the inconsistency in your disclosure here, that you believe you need a minimum of $300,000 in additional working capital, and your disclosure on page 19, that you need a minimum $1,000,000 over the next twelve months.

RESPONSE: We have revised page 19 to show consistency with the $ 300,000 working capital requirement throughout the prospectus. Since June 30, 2016 and the filing of this registration statement we have received capital infusion that would allow us to operate for the next nine months.

Plan of Operation, page 47

35.	Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion.

RESPONSE: We believe we have provided an initial plan of operation that is detailed with timelines and action milestones. Since the filing of this registration statement we have generated our first sale and revenues which are not part of this registration statement. Due to such rapid moments of fast growth since the time we filed and recently receiving and recording a sale and revenues it will be very difficult to detail an ever-changing milestones and objectives.

Controls and Procedures, page 48

36.	You disclose that you will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2016. Given that you have provided financial statements for the year ended June 30, 2016 in your filing, please indicate the actual date you will be required to comply with these requirements.

RESPONSE: We have made the requested disclosures.

Report of Independent Registered Public Accounting Firm, page 51

37.	The introductory and opinion paragraphs of your audit report refer to the balance sheet as of June 30, 2016 and for the period from December 9, 2014 (inception) through June 30, 2015, and also refer to the related statements of operations, stockholders” deficit and cash flows for the period then ended. It appears your current audit report does not appropriately identify the periods required to be included. Please obtain a revised report from your independent accountant to address the following:

•	The introductory and opinion paragraphs should refer to your balance sheets as of June 30, 2016 and June 30, 2015; and
•	The introductory and opinion paragraphs should refer to the related statements of operations, stockholders’ deficit and cash flows for the year ended June 30, 2016 and the period from December 9, 2014 (inception) through June 30, 2015.

RESPONSE: The appropriate changes have been made and filed as part of this amendment.

38.	We note that the opinion paragraph of your audit report includes the phase "subject to the condition noted in the following paragraph". Please obtain a revised report from your independent accountant that excludes this language and states, in clear and unqualified language, that in their opinion your financial statements are presented fairly, in accordance with generally accepted principles in the United States of America, if accurate.

RESPONSE: The appropriate changes have been made and filed as part of this amendment.

Statements of Operations, page 51

39.	It is not clear to us if, or how, your computations of earnings per share reflect the impact of the outstanding convertible preferred stock. It is also not clear to us what the preferred terms of these are or if they should be essentially considered to be common shares, adjusted for their conversion terms. Please refer to ASC 260.

RESPONSE: The Earning per share computations does not reflect preferred stock because preferred stock is another class of stock that is not registered in this offering. The optional conversion rights permit the holder to elect to convert its shares of preferred stock into shares of common stock at a future date. At this time there is no intention to effectuate a conversion of such shares thus they cannot be used as part of any calculation for earnings per share or dilution. Our founder does not intend to convert her shares in the near future. We do not anticipate paying any cash dividends on our preferred stock in the foreseeable future. Florida law does not require stockholder approval for any issuance of authorized shares. These additional class of shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of preferred stock may be to make it more difficult or discourage an attempt to obtain control of our board by means of a merger, tender offer, hostile takeover, proxy contest or otherwise, and thereby protect the continuity of our management during the early stages of the company’s development.

Note 8 – Subsequent Events, page 51

40.	Your current disclosure appears to imply that your balance sheet is dated August 17, 2016. Please revise your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

RESPONSE: The appropriate changes have been made to reflect June 30, 2016.

Item 15. Recent Sales of Unregistered Securities, page 51

41.	For each issuance of unregistered securities disclosed please provide all of the relevant information required by Item 701 of Regulation S-K, including the dates of issuance and exemption from registration relied upon.

RESPONSE: We have made the requested disclosures.

Item 17. Undertakings, page 53

42.	Please provide only the undertakings applicable to your offering. See Item 512 of Regulation S-K.

RESPONSE: We have made the requested disclosures.

Exhibit 23.1

43.	Please make arrangements with your independent accountant to have them revise their consent to refer to your balance sheets as of June 30, 2016 and June 30, 2015 and the related statements of operations, stockholders" deficit and cash flows for the year ended June 30, 2016 and the period from December 9, 2014 (inception) through June 30, 2015. Please also have them correct the inconsistency related to the date of their audit report included in the filing (August 18, 2016) and the date they refer to in their consent (August 17, 2016).

RESPONSE: The appropriate changes and revisions have been made and attached as part of this amended registration statement.

On behalf of the Company, I acknowledge that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

GENESYS INDUSTRIES, INC.

Per:	/s/ Shefali Vibhakar

Shefali Vibhakar
President & C.E.O.